UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Vincera Pharma, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

92731L106

(CUSIP Number)

December 23, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☒ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 10 Pages

CUSIP No. 92731L106	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON LifeSci Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,616,942
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,616,942
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,616,942
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 92731L106	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Andrew McDonald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,616,942(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,616,942(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,616,942(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
12	TYPE OF REPORTING PERSON* IN

(1)	Consists of shares owned by LifeSci Investments, LLC (“LifeSci Investments”). Andrew McDonald shares voting and dispositive power over the shares owned by the LifeSci Investments.

CUSIP No. 92731L106	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Michael Rice
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,616,942(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 616,942(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 616,942(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
12	TYPE OF REPORTING PERSON* IN

(1)	Consists of shares owned by LifeSci Investments. Michael Rice shares voting and dispositive power over the shares owned by the LifeSci Investments.

CUSIP No. 92731L106	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Jonas Grossman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,616,942(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,616,942(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,616,942(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
12	TYPE OF REPORTING PERSON* IN

(1)	Consists of shares owned by LifeSci Investments, LLC. Jonas Grossman shares voting and dispositive power over the shares owned by the LifeSci Investments.

CUSIP No. 92731L106	13G	Page 6 of 10 Pages

Explanatory Note

Item 1.

(a)	Name of Issuer: Vincera Pharma, Inc. (f/k/a LifeSci Acquisition Corp.)

(b)	Address of Issuer’s Principal Executive Offices:

4500 Great America Parkway, Suite 100 #29

Santa Clara, CA 95054

Item 2.

(a)	Name of Person Filing:

This statement is filed by:

(i) LifeSci Investments, LLC

(ii) Andrew McDonald

(iii) Michael Rice

(iv) Jonas Grossman

(b) Address of Principal Business Office or if none, Residence:

c/o LifeSci Capital LLC

250 W. 55th St., #3401

New York, NY 10019

(c)	Citizenship:

LifeSci Investments, LLC – Delaware

Andrew McDonald – United States

Michael Rice – United States

Jonas Grossman – United States

(d)	Title of Class of Securities: Common Stock, $0.0001 par value

(e)	CUSIP Number: 92731L106

Item 3.	Not Applicable

Item	4. Ownership.

(a)	Amount Beneficially Owned:

LifeSci Investments, LLC – 1,616,942 shares.

Andrew McDonald – 1,616,942 shares. Consists of shares owned by LifeSci Investments, LLC.

Michael Rice – 1,616,942 shares. Consists of shares owned by LifeSci Investments, LLC.

CUSIP No. 92731L106	13G	Page 7 of 10 Pages

Jonas Grossman – 1,616,942 shares. Consists of shares owned by LifeSci Investments, LLC.

(b)	Percent of Class:

LifeSci Investments, LLC – 11.6%

Andrew McDonald – 11.6%

Michael Rice – 11.6%

Jonas Grossman – 11.6%

The foregoing percentages are based on 13,984,441 shares of common stock outstanding as of December 30, 2020.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

LifeSci Investments, LLC – 1,616,942

Andrew McDonald – 0

Michael Rice – 0

Jonas Grossman – 0

(ii)	shared power to vote or to direct the vote:

LifeSci Investments, LLC – 0

Andrew McDonald – 1,616,942

Michael Rice – 1,616,942

Jonas Grossman – 1,616,942

(iii)	sole power to dispose or to direct the disposition of:

LifeSci Investments, LLC – 1,616,942

Andrew McDonald – 0

Michael Rice – 0

Jonas Grossman – 0

(iv)	shared power to dispose or to direct the disposition of:

LifeSci Investments, LLC – 0

Andrew McDonald – 1,616,942

CUSIP No. 92731L106	13G	Page 8 of 10 Pages

Michael Rice – 1,616,942

Jonas Grossman – 1,616,942

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 92731L106	13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 4, 2021

LIFESCI INVESTMENTS, LLC

By:	/s/ Andrew McDonald
Name:	Andrew McDonald
Title:	Managing Member

By:	/s/ Michael Rice
Name:	Michael Rice
Title:	Managing Member

By:	/s/ Jonas Grossman
Name:	Jonas Grossman
Title:	Managing Member

/s/ Andrew McDonald
Andrew McDonald

/s/ Michael Rice
Michael Rice

/s/ Jonas Grossman
Jonas Grossman

CUSIP No. 92731L106	13G	Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock, $0.0001 par value, of Vincera Pharma, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of January 4, 2021.

LIFESCI INVESTMENTS, LLC

By:	/s/ Andrew McDonald
Name: Andrew McDonald
Title: Managing Member

By:	/s/ Michael Rice
Name: Michael Rice
Title: Managing Member

By:	/s/ Jonas Grossman
Name: Jonas Grossman
Title: Managing Member

/s/ Andrew McDonald
Andrew McDonald

/s/ Michael Rice
Michael Rice

/s/ Jonas Grossman
Jonas Grossman